UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number: 001-39458

Medicenna Therapeutics Corp.

(Translation of registrant's name into English)

2 Bloor St. W., 7th Floor

Toronto, Ontario M4W 3E2, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

Other Events

The Notice of Meeting and Management Information Circular, along with the Form of Proxy, for Medicenna’s Annual and Special Meeting of Shareholders to be held on September 28, 2023 (the “Shareholder Meeting”) are furnished as Exhibit 99.1 and 99.2, respectively, to this Form 6-K.

The information set forth above in this Form 6-K with respect to the Shareholder Meeting and in the attached Exhibits 99.1 and 99.2 is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

EXHIBIT INDEX

Exhibit Number	Description

99.1	Notice of Meeting and Management Information Circular
99.2	Form of Proxy

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Medicenna Therapeutics Corp.

Date: August 28, 2023	By:	/s/ Fahar Merchant, PhD
Name: Fahar Merchant, PhD
Title: Chief Executive Officer